For the semi-annual period ended 1/22/99
File number:  811-3397


                          SUB-ITEM 77C
         Matters Submitted to a Vote of Security Holders


     A Special Meeting of Shareholders was held on January 14, 1999. At such meeting, the shareholders approved the Agreement and Plan of Reorganization whereby all of the assets of Prudential Mortgage Income Fund, Inc. (Mortgage Income Fund) will be transferred to the Prudential Government Income Fund, Inc. (Government Income Fund) in exchange for Class A, Class B, Class C and Class Z shares of the Government Income Fund and the assumption by Government Income Fund of all liabilities, if any, of Mortgage Income Fund.

            Affirmative       Negative       Withhold/
            Votes Cast             Votes Cast
Abstain
            5,341,871              153,776        596,602